N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of February 29th 2016

Fund	Name of Person	Ownership % of Series

As of September 1st 2015

Fund	Name of Person	Ownership % of Series
COLUMBIA LARGE CAP GROWTH FUND IV (FKA COLUMBIA MARSICO FLEXIBLE CAPITAL)	Charles Schwab & Co. Inc. Special Custody A/C FBO Customers	25.96%